CONTACT
                                                     William H. Parke
                                                     (847) 286-5998

                                                     FOR IMMEDIATE RELEASE
                                                     February 7, 1996



SEARS 1995 INCOME CLIMBS 27.6 PERCENT IN FOURTH QUARTER
AND 19.6 PERCENT FOR YEAR, TO RECORD LEVELS;
RETAILER ACHIEVES FIRST $1 BILLION EARNINGS

       HOFFMAN ESTATES, ILL. -- Sears, Roebuck and Co. reported today that fourth-quarter 1995 income from continuing operations jumped 27.6 percent to

$455 million, or $1.13 per common share, a record for the retailer. Income from continuing operations in fourth-quarter
1994 was $356 million, or $0.90 per common share.

       The double-digit growth in income from continuing operations was achieved on a 6.5 percent increase in fourth-quarter 1995 revenues, which rose to $10.85 billion from $10.19 billion in the fourth quarter of 1994.

       "Sears performance in the quarter was outstanding, especially considering the tough retail climate during the holidays," said
Chairman and Chief Executive Officer Arthur C. Martinez. "We had our first billion dollar sales week, in December, and achieved solid revenue increases in both mall-based and off-the-mall stores thanks to the efforts of associates throughout our organization."

       Martinez said that sales were strong in softlines merchandise such as women's dresses, cosmetics, jewelry and men's fashions, while sales of hardlines merchandise such as home electronics, appliances and exercise equipment also were excellent. "Our automotive business had one of its best years ever, selling 23 million tires and 8.3 million batteries," Martinez added.

- more -

Sears achieves record earnings of $1 billion

       Sears 1995 income from continuing operations rose 19.6 percent to a record $1.03 billion, or $2.53 per common share, compared with $857 million, or $2.13 per common share, for the retailer in 1994.

       The record earnings were achieved on a 5.8 percent increase in 1995 revenues, which rose to $34.93 billion from $33.03 billion in 1994.

       "Everyone at Sears takes great pride in our surpassing $1 billion in retail earnings for the first time," said Martinez. "It's a milestone we're recognizing throughout the company because it confirms that our business strategy is on target and working. But even more importantly, by achieving profitable growth in the challenging retail environment of 1995 we have the momentum to continue gaining market share in 1996."

Income from domestic operations surges; same store sales rise
5.8 percent Fourth-quarter 1995 income from domestic operations climbed
29.0 percent to $462 million, from $359 million in the fourth quarter of 1994.

       Revenues from domestic operations in the fourth quarter of 1995 increased 8.6 percent to $9.77 billion from $9.00 billion in the 1994 period. The improvement was driven by a comparable-store sales increase of 5.8 percent for the quarter, which builds on a 6.8 percent increase in the comparable 1994 period.

       For the year, income from domestic operations rose 17.6 percent to $1.06 billion, from $897 million in 1994.

- more -

Gross margins stabilize, S,G&A expenses improve in fourth quarter

       Domestic gross margins as a percent of merchandising sales and service declined to 27.5 percent in fourth-quarter of 1995 from
27.7 percent in the comparable 1994 period. Gross margins were negatively impacted by 70 basis points, stemming from a lower
LIFO credit, which was $5 million in the fourth quarter of 1995 and $58 million in the comparable 1994 period.

       Domestic operations selling and administrative expense as a percent of revenues improved to 19.9 percent in the fourth quarter from 21.5 percent in the comparable 1994 period, as a result of continued emphasis on controlling expenses and leveraging the fixed cost base.

       Included in fourth-quarter 1995 domestic operations selling and administrative expense is a $51 million pre-tax restructuring charge related to the company's previously-announced organizational realignment. This initiative better aligns the company's structure with its growth strategy, particularly the creation of separate tire and auto parts units and the consolidation of certain distribution facilities. Beginning in 1997, resulting after tax savings from the restructuring will be an estimated $30 to $35 million annually.

       In the 1995 fourth quarter, the company also reversed $62 million of the $2.65 billion pre-tax reserves previously established as part of its restructuring announced in 1993, which are no longer needed due to the settlement of obligations and the adjustment of the carrying values of certain properties to be disposed of in connection with that restructuring.

       The restructuring adjustments largely offset each other and on a net basis have no significant impact on fourth-quarter 1995 results.

- more -

Credit operations benefit from sales growth; international operations slow

       Domestic credit operations continued to benefit from the strong merchandise sales growth and the impact of uniform pricing.
"Credit is integrated with all of our marketing and merchandising strategies," Martinez said, "and as a result, the Sears Card continued to gain significant market share of our retail sales."

       International operations, which consist of merchandising and credit operations in Canada and Mexico, posted a fourth-quarter 1995 loss of $7 million, compared with net income of $6 million in the 1994 period. For the year, international operations had a loss of $30 million in 1995 compared with a loss of $7 million in 1994, reflecting very difficult economic conditions in Canada and Mexico.

Fourth-quarter impact of insurance and real estate divestitures

       Fourth-quarter 1994 net income was $685 million, or $1.74 per common share. It included the discontinued operations of Allstate Insurance Group and Homart Development Co. Sears distributed its 80.3 percent ownership in Allstate on June 30, 1995 to Sears common shareholders through a tax-free dividend, and completed the divestiture of Homart in December 1995. The Homart transaction did not result in any gain or loss for the company.

       Fourth-quarter 1994 net income also included an extraordinary gain from the early extinguishment of debt related to Sears
Tower. The extraordinary gain was $195 million, or $0.50 per common share, while discontinued operations represented $134 million, or $0.34 per common share, for the quarter.

- more -

       Net income for 1995, including discontinued operations, was $1.80 billion, or $4.50 per common share.

       Income from discontinued operations in 1995 was $776 million, or $1.97 per common share, compared with $402 million, or $1.03 per common share, in 1994. Allstate's 1994 results were affected by catastrophe losses related to the January 1994 California earthquake.

       Through its network of more than 800 mall-based department stores and 1,500 off-the-mall stores, Sears provides apparel, home and automotive products and services to more than 50 million North American households.


SEARS, ROEBUCK AND CO.
CONSOLIDATED INCOME

                                   Three Months Ended       Twelve Months Ended
(millions, except per                  Dec. 30, Dec. 31 Percent  Dec. 30, Dec. 31 Percent
  common share data)                   1995     1994    Change  1995     1994    Change

Revenues
 Merchandise sales and services        $9,822   $9,283   5.8   $******  $******  5.4
 Credit revenues                        1,032      911  13.2    3,890    3,574   8.8
      Total revenues                    ******   ******  6.5    ******   ******  5.8

Costs and expenses
 Cost of sales, buying and occupancy    7,141    6,720   6.3    ******   ******  6.0
 Selling and administrative             2,181    2,173   0.4    7,577    7,498   1.1
 Depreciation and amortization            161      161            578      528   9.4
 Provision for uncollectible accounts     246      197  25.2      826      698  18.2
 Interest                                 348      314  10.8    1,373    1,279   7.3
       Total costs and expenses         ******   9,565   5.4    ******   ******  5.2

Operating income                          777      629  23.4    1,705    1,454  17.3
Other income (loss)                         3       (6)            23       17  36.5

Income before income taxes                780      623  25.0    1,728    1,471  17.5

Income taxes                              325      267  21.5      703      614  14.5

Income from continuing operation          455      356  27.6    1,025      857  19.6

Income from discontinued operations,
 net of income taxes                       -       134            776      402  93.0

Income before extraordinary gain          455      490  (7.1)   1,801    1,259  43.1

Extraordinary gain related to early
   extinguishment of debt                  -       195    -        -       195    -

Net income                             $  455   $  685  *****  $1,801   $1,454  23.9

Income from continuing operations
   consists of:
 Domestic operations                   $  462   $  359  29.0   $1,055   $  897  17.6
 International operations                  (7)       6            (30)      (7)   -
 Corporate *                               -        (9)            -       (33)   -

Income from continuing operations      $  455   $  356  27.6   $1,025   $  857  19.6

Earnings per common share, after
  allowing for dividends on
  preferred shares:
    Income from continuing operations   $ 1.13   $ 0.90         $ 2.53   $ 2.13
    Discontinued operations                 -      0.34           1.97     1.03
    Extraordinary gain                      -      0.50             -      0.50

Net income                              $ 1.13   $ 1.74         $ 4.50   $ 3.66

Average common and common
  equivalent shares outstanding          397.5    389.8          394.0    388.9

* Corporate operating results for 1995 are not significant and have been included in domestic operations.

 SEARS, ROEBUCK AND CO.
 SUPPLEMENTARY DOMESTIC OPERATIONS INFORMATION

                                        Three Months Ended   Twelve Months Ended
                                         Dec. 30,   Dec. 31,  Dec. 30,  Dec. 31,
(millions, except number of stores)      1995       1994      1995      1994

 Revenues
  Domestic merchandising sales
    and services                         $  8,824   $  8,172  $ 28,020  $ 26,127
  Domestic credit revenues                    948        828     3,538     3,249
    Total revenues                          9,772      9,000    31,558    29,376

 Costs and Expenses
  Cost of sales, buying and occupancy       6,396      5,912    20,555    19,034
  Selling and administrative                1,947      1,932     6,813     6,709
  Depreciation and amortization               142        137       514       462
  Provision for uncollectible accounts        219        177       764       651
  Interest                                    303        275     1,183     1,120
    Total costs and expenses                9,007      8,433    29,829    27,976

 Operating income - Domestic operations* $    765   $    567  $  1,729  $  1,400
 *  Includes Corporate operating results

 Comparable store sales increase              5.8%       6.8%      4.7%      8.3%

 Gross margin ratio                          27.5%      27.7%     26.6%     27.1%

 Selling and administrative expense ratio    19.9%      21.5%     21.6%     22.8%


 Pretax LIFO charge (credit)             $     (5)  $    (58) $     19  $    (34)

 Domestic invenventories -  FIFO                              $  4,319  $  4,284
                         -  LIFO                              $  3,608  $  3,592


                                 Dec. 31, 1994   Opened     Closed/Sold   Dec. 30, 1995
 Domestic merchandising stores:

  Large sized                         412          15         (2)          425
  Medium sized                        379           1         (8)          372
  Small hard line                       9           -          -             9
  Total mall stores                   800          16        (10)          806
  Off-the-mall stores               1,140         412        (52)        1,500

 Gross Square Feet:
  December 31, 1994       127.7
  Opened                    7.4
  Closed                   (1.6)
  December 30, 1995       133.5

                                            Three Months Ended   Twelve Months Ended
                                             Dec. 30,   Dec. 31,  Dec. 30,  Dec. 31,
 Domestic credit revenues:                   1995       1994      1995      1994
  Gross finance charges and other revenues   $  1,026   $    909  $  3,863  $  3,600
  Funding cost on securitized receivables         (78)       (81)     (325)     (351)
    Total                                    $    948   $    828  $  3,538  $  3,249
